SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Nathalie Auber
Sofinnova Ventures, Inc.
850 Oak Grove Avenue
Menlo Park, CA 94025
(650) 681-8420
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Linda Daley, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA  94063
(650) 463-5243

December 1, 2010
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023111206		13 D	Page 2 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
14,263,388 American Depositary Shares (“ADSs”) (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants) except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.72%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023111206		13 D	Page 3 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are owned directly by SVP VII.  SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these ADSs.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.72%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023111206		13 D	Page 4 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.72%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206		13 D	Page 5 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.72%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023111206		13 D	Page 6 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
14,263,388 ADSs (including 1,750,000 ordinary shares represented by ADSs subject to currently exercisable warrants), all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,263,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.72%
14	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on July 8, 2009, as amended July 27, 2009, October 27, 2009 and October 5, 2010 (as amended, the “Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois (collectively, the “Sofinnova Reporting Persons”) and certain other reporting persons (collectively, the “Other Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment No. 4 is being filed to reflect sales of ADSs and a warrant to purchase ADSs (“Warrant”) by the Sofinnova Reporting Persons and the entry into a plan to sell ADSs compliant with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Amendment No. 4 is being filed solely by the Sofinnova Reporting Persons.  This Amendment No. 4 does not update any information relating to the Other Reporting Persons or the Other 2009 Investors (as defined in the Schedule 13D) except to the extent that the Sofinnova Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission. Except as set forth below, this Amendment No. 4 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Sofinnova Venture Partners VII, L.P. entered into a Sales Plan that complies with Rule 10b5-1 promulgated under the Exchange Act with Cantor Fitzgerald & Co. on December 6, 2010 (the “Rule 10b5-1 Plan”).  Pursuant to the Rule 10b5-1 Plan up to a total number of 2,500,000 ADSs may be sold by the Sofinnova Reporting Persons over a set period of time provided that the terms and conditions of the plan are met.

The Sofinnova Reporting Persons intend to sell additional warrants to purchase 1,750,000 ADSs to certain entities pending negotiation and execution of final sales documents.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to amend and restate the references to Rows 7-11 and 13 of the cover page for the Sofinnova Reporting Persons as follows:

See Rows 7-11 and 13 of the cover page filed with this Amendment No. 4 for each Sofinnova Reporting Person. The percentage listed in Row 13 for each Sofinnova Reporting Person was calculated based upon 103,944,949 Ordinary Shares outstanding (includes 102,194,949 Ordinary Shares as of November 3, 2010, as reported by the Issuer and 1,750,000 Ordinary Shares represented by ADSs subject to currently exercisable warrants held by Sofinnova Reporting Persons).

Item 5(a) of the Schedule 13D is further amended to add the following information:

The Sofinnova Reporting Persons are not aware of any changes in ownership by Other Reporting Persons, except for statements on Schedule 13D filed on September 15, 2010 by Samuel Isaly and Orbimed Advisors LLC and related entities, a statement on Schedule 13D filed on October 25, 2010 by Longitude Venture Partners, L.P. and related entities and a statement on Schedule 13D filed on October 20, 2010 by Fountain Healthcare Partners Ltd. and related entities, all reflecting sales of the ADSs (the “Other Reporting Persons 13Ds”). As a result of the sale of the ADSs and Warrant by the Sofinnova Reporting Persons and the Other Reporting Persons reported in this Amendment No. 4 and the Other Reporting Persons 13Ds, the Sofinnova Reporting Persons believe that together the Sofinnova Reporting Persons and the Other Reporting Persons may be deemed to beneficially own in the aggregate 37,303,477 ADSs (which includes 9,500,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by the Sofinnova Reporting Persons and Other Reporting Person), which represents 33.40% of Ordinary Shares outstanding of the Issuer (based on 111,694,949 Ordinary Shares outstanding, which  includes 102,194,949 Ordinary Shares as of November 3, 2010, as reported by the Issuer and 9,500,000 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by the Sofinnova Reporting Persons and Other Reporting Persons).

The Sofinnova Reporting Persons are not aware of any changes in ownership by Other 2009 Investors. As a result of the sale of the ADSs and Warrant by the Sofinnova Reporting Persons and the Other Reporting Persons reported in this Amendment No. 4 and the Other Reporting Persons 13Ds, the Sofinnova Reporting Persons believe that together the Sofinnova Reporting Persons, the Other Reporting Persons and the Other 2009 Investors (together the “Investors”) who are parties to a Securities Purchase Agreement, dated October 12, 2009, and that certain Management Rights Deed of Agreement entered into in connection therewith, may be deemed to beneficially own in the aggregate 78,754,954 ADSs (which includes 24,145,878 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by Investors), which represents 62.34% of Ordinary Shares outstanding of the Issuer (based on 126,340,827 Ordinary Shares outstanding, which includes 102,194,949 Ordinary Shares as of November 3, 2010, as reported by the Issuer and 24,145,878 Ordinary Shares represented by ADSs issuable pursuant to currently exercisable warrants held by Investors).

Item 5(b) of the Schedule 13D is amended to add the following information regarding the Sofinnova Reporting Persons:  Other than the following open market sales of ADSs and the sale of a Warrant pursuant to the Warrant Purchase Agreement with Cantor Fitzgerald & Co., dated December 15, 2010, the Sofinnova Reporting Persons have not engaged in any transactions in ADSs, Warrants, or Ordinary Shares in the past 60 days.

Date	Number of ADSs Sold	Average Price per ADS
12/1/2010	181,477	$5.4736
12/2/2010	539,498	$5.5361
12/3/2010	508,839	$5.5920
12/6/2010	270,186	$5.7173

Date	Number of ADSs Subject to Warrant Sold	Aggregate Price
12/14/2010	1,750,000	$6,912,500

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 regarding the Rule 10b5-1 Plan.

See Item 5 regarding the Warrant Purchase Agreement with Cantor Fitzgerald & Co. dated December 15, 2010.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following additional Exhibits:

Exhibit G : Rule 10b5-1 Sales Plan between Sofinnova Venture Partners VII, L.P. and Cantor Fitzgerald & Co., dated December 6, 2010.
Exhibit H : Warrant Purchase Agreement with Cantor Fitzgerald & Co. dated December 15, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2010

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited
Liability Company

Its	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

EXHIBIT INDEX

Exhibit	Description

G	Rule 10b5-1 Sales Plan between Sofinnova Venture Partners VII, L.P. and Cantor Fitzgerald & Co., dated December 6, 2010.

H	Warrant Purchase Agreement with Cantor Fitzgerald & Co. dated December 15, 2010.

Sales Plan

This plan of sales is dated as of December 6, 2010 (“Sales Plan”) between Sofinnova Venture Partners VII, L.P. (“Seller”) and Cantor Fitzgerald & Co. (“Cantor”) as agent.

A.	Recitals

1.           This Sales Plan is entered into between Seller and Cantor as the Seller’s adoption of a written plan for trading securities that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.           Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion or all of Seller’s holdings of the ordinary shares represented by American Depositary Shares of Amarin Corporation PLC (the “Stock” and the “Issuer,” as the case may be).

B.	Seller’s Representations, Warranties and Covenants

1.           As of the date on which Seller executed this Sales Plan, Seller was not aware of any material nonpublic information concerning the Issuer or its securities.  Seller entered into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

2.           The securities to be sold under this Sales Plan are owned free and clear by Seller and are not subject to any liens, security interests or other encumbrances or limitations on disposition, other than those imposed by Rules 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”), solely to the extent applicable.

3.           Seller agrees to complete, execute and deliver to Cantor a seller’s representation letter dated as of the date hereof substantially in the form acceptable to Cantor prior to or upon the commencement of sales of Stock pursuant to this Sales Plan.

4.           The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan will not, to Seller’s best knowledge, contravene any provision of applicable law or any agreement or other instrument binding on Seller or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller.

5.           Seller agrees that until this Sales Plan has been terminated it shall, upon written request from Cantor delivered to Seller from time to time, provide such information as is reasonably requested to confirm that sales under the Sales Plan are in compliance with Rule 144 or Rule 145 of the Securities Act (“Rule 144” or “Rule 145,” respectively), solely to the extent applicable.

6.           Seller agrees that it shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Cantor or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while the Sales Plan is in effect.

7.           (a)           Seller agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

(b)         Seller agrees that it shall in connection with the performance of this Sales Plan comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

8.           Solely to the extent that shares of the Stock are not being offered for sale under a then effective registration statement filed with the U.S. Securities and Exchange Commission and instead are being offered under Rule 144:

(a)         Seller agrees not to take, and agrees not to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.

(b)         Seller agrees to file Forms 144 for the sales to be effected under this Sales Plan at such times as Seller may be required or permitted by applicable law.1

(c)         Cantor agrees to conduct all sales pursuant to this Sales Plan in accordance with whatever provisions of Rule 144 or Rule 145 are applicable, including, but not limited to, the manner of sale requirement of Rule 144 of the Securities Act, and in no event shall Cantor effect any sale if such sale would exceed the then-applicable volume limitation under Rule 144, assuming that the sales to be made by Cantor under this Sales Plan are the only sales subject to such limitation.

9.           Seller shall maintain in its account at Cantor or timely cause the deliver of a sufficient number of shares to cover all sales contemplated by this Sales Plan together with stock powers and other necessary transfer documentation.

1 The Seller’s representation on the Forms 144 regarding Seller’s knowledge of material information regarding the Issuer may be made as of the date the Sales Plan is adopted.  The “Remarks” section of each Form 144 should state that the sale is being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c) and indicate the later of the date the Sales Plan was adopted or was most recently amended and that the representation is made as of such date.

C.	Implementation of the Plan

1.           Seller hereby appoints Cantor to sell shares of Stock pursuant to the terms and conditions set forth below.  Subject to such terms and conditions, Cantor hereby accepts such appointment.

2.           Cantor is authorized to begin selling Stock pursuant to this Sales Plan starting [***]2 and ending on the earliest of [***]3 or two business days after receipt of notice of the commencement of any proceedings in respect of or triggered by the Seller's bankruptcy or insolvency.

3.           (a) Cantor is directed to sell up to 2,500,000 shares of Stock during the period that this Sales Plan remains in effect, at prices and volume as indicated in Exhibit A.  The price at which each transaction is effected must be at a gross price before deduction of commissions or mark-down. Cantor shall sell the shares under ordinary principles of best execution.

(c)         The number of shares to be sold shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any similar transaction with respect to the Issuer’s stock that occurs during the Sales Plan.

(d)         Seller understands that Cantor may not be able to effect a sale due to a market disruption or a legal, regulatory or contractual restriction applicable to Cantor or any other event or circumstance (a “Blackout”).  Seller also understands that even in the absence of a Blackout, Cantor may be unable to effect sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a sale.

(e)         Seller and Cantor agree that if Issuer enters into a transaction that results, in Issuer’s good faith determination, in the imposition of trading restrictions on the Seller, such as a pooling-of-interests transaction or stock offering requiring an affiliate lock-up (“Issuer Restriction”), and if Issuer and Seller shall provide Broker at least three (3) days’ prior written notice signed by Issuer and Seller and confirmed by telephone of such trading restrictions  then Cantor will cease effecting sales under this Sales Plan until notified in writing by both Issuer and Seller that such restrictions have terminated.  Cantor shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or receipt of the notice as set forth in the preceding sentence that the Issuer Restriction has ended.  Any unfilled sales that are not executed due to the existence of a Blackout or Issuer Restriction shall be deemed to be cancelled and shall not be effected pursuant to this Sales Plan.

2 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

3 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

4.           To the extent that any Stock remains in the Seller’s account after the end of, or upon termination of, this Sales Plan, Cantor agrees to return such Stock promptly to Seller’s custodian or to the Issuer’s transfer agent for re-legending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller or otherwise to be put in such name as directed by Seller.

5.           Subject to the parameters specified in Section C(3) above, and in each such case, subject to the manner of sale requirement of Rule 144 being satisfied as provided in Section B(8)(d), sales of the Stock may be effected, in whole or in part, on an agency basis or, if Cantor is a market maker in the Stock at the time that any sale is to be made under this Sales Plan, Cantor may, in its sole discretion, effect one or more sales on a principal basis commensurate with all regulatory requirements regarding best execution practices.

6.           Seller acknowledges and agrees that it does not have authority, influence or control over any sales of Stock effected by Cantor pursuant to this Sales Plan, and will not attempt to exercise any authority, influence or control over such sales.

D.	Termination

1.           This Sales Plan may not be terminated prior to the end of the Sales Plan, except upon direction by Seller or by notice from Cantor that Cantor, in its sole discretion, has determined that it is prohibited from continuing to operate as agent by a legal, contractual or regulatory restriction applicable to it or its affiliates.  Notwithstanding the foregoing, this Sales Plan shall automatically terminate upon notice to Cantor of the public announcement by the Issuer of a tender offer for, or a proposed acquisition of, the Issuer by a third party.  Any modification of this Sales Plan by Seller will be made in good faith and not as part of a scheme to evade the prohibitions of the Rule.  In particular, subject to the Seller's right to terminate this Sales Plan, Seller agrees not to alter or modify this Sales Plan at any time that Seller is aware of any material non-public information about the Issuer or the Stock.

E.	Limitation of Liability

1.           Notwithstanding any other provision hereof, Cantor shall not be liable to Seller for:

(a)           special, indirect, punitive, exemplary or consequential damages, or incidental losses or incidental damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen or

(b)           any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

2.           Seller has consulted with its own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Cantor or any person affiliated with Cantor in connection with, Seller’s adoption and implementation of this Sales Plan.

3.           Seller acknowledges and agrees that in performing its obligations hereunder neither Cantor nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of Seller's assets, or exercising any authority or control respecting management or disposition of Seller's assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) with respect to Seller or Seller’s assets.  Without limiting the foregoing, Seller further acknowledges and agrees that neither Cantor nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any “investment advice” within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to Seller’s assets.

4.           Seller hereby agrees to indemnify and hold harmless Cantor and its officers, directors, employees, agents and affiliates from and against any losses, liabilities, claims, damages and expenses including but not limited to reasonable attorneys’ fees and the costs of investigating or defending any matter, arising out of or incurred in connection with this Sales Plan (“Losses”), except to the extent Losses are found in a final award or judgment by an arbitrator or court of competent jurisdiction (not subject to further appeal) to have resulted  directly and primarily from gross negligence or willful misconduct on the part of Cantor.

F.	General

1.           Seller and Cantor acknowledge and agree that Cantor is acting as agent and custodian for Seller in connection with this Sales Plan and that Seller is a “customer” of Cantor within the meaning of Section 741(2) of Title 11 of the United States Code (the “Bankruptcy Code”).  Seller and Cantor further acknowledge and agree that this Sales Plan is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protections of, among other sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code.

2.           This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supercedes any prior agreements or understandings with regard to the Sales Plan.

4.           All notices to Cantor under this Sales Plan shall be deemed notice when received and shall be given to all of the following persons in the manner specified by this Sales Plan by telephone, by facsimile or by certified mail:

Cantor Fitzgerald & Co.
110 East 59th Street
New York, NY  10022
Attn: Gary Distell

5.           Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of Cantor.

6.           This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

7.           If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Sales Plan will continue and remain in full force and effect.

8.           This Sales Plan, and all transactions contemplated hereunder, shall be governed by and construed in accordance with the internal laws of the State of New York.  This Sales Plan may be modified or amended only by a writing signed by the parties hereto.  IN THE EVENT OF A DISPUTE BETWEEN THE PARTIES, THE PARTIES HEREBY AGREE TO WAIVE TRIAL BY JURY.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

CANTOR FITZGERALD & CO.

By:
Name:
Title:

Sofinnova Venture Partners VII, L.P.
By: Sofinnova Management VII, L.L.C.
Its General Partner

By:
Managing General Partner

EXHIBIT A

10B5 PLAN Dated December 6, 2010

Number of shares		pershare NO LOWER THAN		Proceeds

[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]
[***	]	[***	]	[***	]

2,500,000		[***	]	[***	][4]

4	CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

WARRANT PURCHASE AGREEMENT

This Warrant Purchase Agreement (the “Agreement”), dated as of December 15, 2010, is by and between Sofinnova Venture Partners VII, L.P. (the “Seller”) and Cantor Fitzgerald & Co. (the “Buyer”).

W I T N E S S E T H:

WHEREAS, the Seller owns a Warrant No. W-173 originally issued by Amarin Corporation plc (the “Issuer”) upon partial transfer of Warrant No. W-157 on December 3, 2010  (the “Warrant”, a copy of which is attached hereto as Exhibit A) to purchase up to 1,750,000 ordinary shares, each represented by one American Depositary Share (the “Shares”), such Warrants having an exercise price of US$1.50 per Share and an expiration date of  October 16, 2014;

WHEREAS, the Shares issuable upon exercise of the Warrant are currently registered pursuant to Registration Number 333-163704, which registration statement has been declared effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”) by the United States Securities and Exchange Commission; and

WHEREAS, the parties hereto desire that the Seller sells, transfers, conveys and assigns to Buyer, and Buyer purchases and acquires from the Seller, the Warrant and any and all rights and benefits incident to the ownership of the Warrant (including, without limitation, any registration rights pertaining to the Warrant and any other assignable rights pertaining solely to the Warrant under the Securities Purchase Agreement (the “SPA”) dated as of October 12, 2009 among the Issuer, the purchasers listed on Exhibit A thereto, together with their permitted transferees) (collectively, the “Purchased Security”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Sale and Purchase; Settlement.

1.1 Sale and Purchase.

(a) Subject to the terms and conditions of this Agreement, at the Closing (defined below), the Seller shall sell, convey, assign and deliver to Buyer, and Buyer shall purchase from the Seller, the Purchased Security and any and all other rights and benefits incident to the ownership thereof (including, without limitation, any registration rights pertaining thereto).

(b) The Buyer agrees to purchase the Purchased Security for an aggregate purchase price equal to $6,912,500.00 (the “Purchase Price”).  The Purchase Price shall not be reduced by or on account of the exercise price of the Warrant.

(c) Within one (1) Business Day after the date hereof (i) the Seller shall deliver or cause to be delivered to (A) the Buyer a copy of the Warrant (lodged with the Issuer) together with a copy of a duly executed, medallion stamped Form of Assignment and (B) the Issuer a notice as provided in Section 9 of the Warrant with the executed Form of Assignment and an instruction that the Issuer reflect on its register the transfer of the Purchased Security to the Buyer; and (ii) the Buyer shall deliver or cause to be delivered to the Issuer a representation certificate in the form of Exhibit B hereto.

(d) Upon receipt of (i) a copy of a the Warrant together with medallion stamped assignments in favor of Seller (or its nominee), (ii) confirmation from the Issuer that it has updated the register to reflect the transfer of the Warrant, and (iii) a certification from Goodwin Procter LLP stating that it has custody of the Warrant (together with the foregoing assignment), the Buyer shall wire transfer the Purchase Price in immediately available funds to an account designated by Seller below (the “Closing”).  Notwithstanding anything to the contrary herein, Closing and the sale and transfer of the Purchased Security from Seller to Buyer shall in no event be deemed to be consummated under this Agreement until and unless the Issuer has re-registered the Purchased Security into the Buyer’s name and the Purchase Price has been received by the Seller.  Seller’s designated account for payment of the Purchase Price is as follows:

Bank:	Silicon Valley Bank, SJ
SWIFT	SVBKUS6S
Address:	3000 Sand Hill Road
Building 3, Suite 150
121140399
Account #:	3300549804
Account Name:	Sofinnova Venture Partners VII LP

1.2 Other Agreements.  Buyer and Seller each represent and warrant that they have reviewed or have been afforded the opportunity to review the SPA relating to the initial sale of the Warrant by the Issuer.  Buyer and Seller each acknowledge that the sale and purchase made hereunder is expressly subject to the terms and conditions of such agreement.  In addition, Buyer hereby expressly agrees to be bound by the terms and conditions thereof.

SECTION 2. Representations and Warranties of Buyer. Buyer represents and warrants to the Seller, as of the date hereof and as of the Closing, as follows:

2.1 Organization; Authority.  Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder, and the execution, delivery and performance by the Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Buyer.  This Agreement, when executed and delivered by the Buyer, will constitute a valid and legally binding obligation of the Buyer, enforceable against Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (c) to the extent the indemnification provisions contained herein may be limited by federal or state securities laws.

2.2 No Conflicts; Advice.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated thereby, does or will violate (i) any provision of Buyer’s organizational documents or other similar governing instruments, or conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Buyer is a party in any material manner, or (ii) to Buyer’s knowledge, any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Buyer is subject.  Buyer has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchased Security.

2.3 No Litigation.  There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Buyer, threatened against the Buyer which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

2.4 Buyer Status.  At the time the Buyer was offered the Purchased Security, it was, at the date hereof it is, and on the Closing it will be, a “qualified institutional buyer” as defined in Rule 144(A) under the Securities Act of 1933, as amended (the “Securities Act”), having such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Warrant and any Warrant Shares issued upon the exercise of the Warrant  Buyer was not solicited to purchase the Warrant through any form of general solicitation or general advertisement.

2.5 Consents.  No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other person is required for the valid authorization, execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby.

2.6 Non-Public Information.  Buyer is not purchasing the Purchased Security “on the basis of” (as defined in Rule 10b5-1 of the Exchange Act) any material, non-public information about the Purchased Security or the Issuer.

2.7 Sophistication.  Buyer (i) is a sophisticated entity with respect to the purchase of the Warrant and underlying Warrant Shares, (ii) is able to bear the economic risk associated with the purchase of the Warrant, (iii) has such knowledge and experience so as to be aware of the risks and uncertainties inherent in the purchase of investments of the type contemplated in this Agreement, and (iv) has independently and without reliance upon Seller, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Buyer has relied upon Seller’s express representations, warranties, covenants, and indemnity in this Agreement.  Buyer acknowledges that Seller has not given Buyer any investment advice, credit information or opinion on whether the purchase of the Warrant is prudent.

2.9 No Distribution.  Buyer is acquiring the Warrant for its own account and not with a view toward the public sale or distribution thereof in violation of the Securities Act and has no intention of publicly selling or distributing the Warrant or any arrangement or understanding with any other persons regarding the sale or distribution of such securities except, in each case, in accordance with the provisions of Article 6 of the SPA or otherwise as would not result in violation of the Securities Act.  Buyer understands that the Warrant is a “restricted security” under the Securities Act and that the Warrant has not been and will not be registered under the Securities Act or any applicable state securities laws and, consequently, Buyer may have to bear the risk of owning such securities for an indefinite period of time because such securities may not be transferred except as described under Section 3.7 and Section 6.9 of the SPA.

SECTION 3. Representations and Warranties of the Seller.  Seller represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows:

3.1 Authorization of Agreement.  Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate,  partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder, and the execution, delivery and performance by the Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Seller.  This Agreement, when executed and delivered by the Seller, will constitute a valid and legally binding obligation of the Seller, enforceable against Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (c) to the extent the indemnification provisions contained herein may be limited by federal or state securities laws.

3.2 Title to the Purchased Security.  Seller is the lawful owner of the Purchased Security with good and marketable title thereto, and the Seller has the right to sell, assign, convey, transfer and deliver the Purchased Security and any and all rights and benefits incident to the ownership thereof (including, without limitation, any registration rights pertaining thereto), all of which rights and benefits are transferable by the Seller to Buyer pursuant to this Agreement, free and clear of all the following of any nature whatsoever: security interests, liens, pledges, claims (pending or threatened), charges, escrows, encumbrances, lock-up arrangements, options, rights of first offer or refusal, community property rights, mortgages, indentures, security agreements or other similar agreements, arrangements, contracts, commitments, understandings or obligations.

3.3 No Conflicts; Advice.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated thereby, does or will violate (i) any provision of Seller’s organizational documents or other similar governing instruments, or conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Seller is a party in any material manner, or (ii) to Seller’s knowledge, any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Seller is subject.  Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its sale of the Warrant.

3.4 No Litigation.  There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Seller, threatened against the Seller which could reasonably  be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

3.5 Consents.  No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other person is required for the valid authorization, execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated thereby.

3.6 Non-Public Information.  Seller is not selling the Purchased Security “on the basis of” (as defined in Rule 10b5-1 of the Exchange Act) any material, non-public information about the Purchased Security or the Issuer.

3.7 Sophistication.  Seller (i) is a sophisticated seller with respect to the sale of the Warrant, and (ii) has independently and without reliance upon Buyer, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Seller has relied upon Buyer’s express representations, warranties, covenants, and indemnity in this Agreement.  Seller acknowledges that Buyer has not given Seller any investment advice, credit information, or opinion on whether the sale of the Warrant is prudent.

SECTION 4. Survival of Representations and Warranties; Etc.  All representations and warranties of Buyer and the Seller shall survive the Closing.  Seller may rely upon this Agreement for the purpose of assuring its compliance with applicable law.

SECTION 5. Indemnification.

Each party hereto shall indemnify, defend and hold harmless, the other party (and its respective affiliates, directors, officers, employees, successors and assigns) from and against any and all losses, claims, damages, liabilities and expenses based upon, arising out of or otherwise in respect of, any inaccuracy in, or any breach of, the representations or warranties of such party and the covenants or agreements made by such party in this Agreement.

SECTION 6. Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax (upon confirmation of receipt), or 72 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party’s address as set forth below.

Buyer

Cantor Fitzgerald & Co.
110 East 59th Street, 7th Floor
New York, NY,  10022
Attn:  Anthony Manzo

Seller

Sofinnova Venture Partners VII, L.P.
850 Oak Grove Avenue
Menlo Park, CA 94025
Attn:  Nathalie Auber

SECTION 7. Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, and permitted assigns.

SECTION 8. Counterparts.  This Agreement may be executed via facsimile in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 9. Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

SECTION 10. Entire Agreement. This Agreement represents the entire agreement of the parties hereto and thereto with respect to the matters contemplated hereby and thereby, and there are no written or oral representations, warranties, understandings or agreements with respect thereto except as expressly set forth herein and therein.

SECTION 11. Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by each party or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.

SECTION 12. Confidentiality. Each of the Buyer and the Seller hereby agrees, without the prior written consent of the other, to not disclose, and to otherwise keep confidential, the sale of the Purchased Security contemplated hereby, except to the extent that disclosure thereof is required by law, rule or regulation; provided, however, that the Buyer and the Seller may disclose information regarding such sale to their respective accountants, attorneys, limited partners, shareholders and other interest holders.

SECTION 13. Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws principles thereof.  THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

 [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above-written.

BUYER:

Cantor Fitzgerald & Co.

By:__________________________

Name:
Title:

SELLER:

Sofinnova Venture Partners VII, L.P.
By:  Sofinnova Management VII, L.L.C.
Its General Partner

By:__________________________
       James I. Healy, Managing General Partner

[Warrant Purchase Agreement – Amarin – Sofinnova to CFCo – 12.15.10]

Exhibit A

Copy of Warrant

Exhibit B

WARRANT TRANSFER CERTIFICATION AND ACKNOWLEDGEMENT

December 15, 2010

WHEREAS, Sofinnova Venture Partners VII, L.P.  (the “Transferor”) desires to transfer and assign, for value, a Warrant, originally issued by Amarin Corporation plc (the “Issuer”) upon partial transfer of Warrant No. W-157 on December 3, 2010 and currently represented by Warrant Certificate W-173 (the “Warrant”) to purchase 1,750,000 ordinary shares of Amarin Corporation plc each represented by one American Depositary Share, such Warrant originally acquired pursuant to the Securities Purchase Agreement, dated October 12, 2009 (the “Agreement”), to Cantor Fitzgerald & Co. (the “Transferee”), effective as of December 15, 2010 (the “Transfer”); and

WHEREAS, Amarin Corporation plc (the “Company”) is willing to facilitate the Transfer based upon the warranties and subject to the conditions set forth herein.

NOW, THEREFORE, as a condition to the effectiveness of the Transfer, the Transferee warrants to the Company, that:

1.           The Transferee, at the time of the Transfer was, and on each date on which it exercises any portion of the Warrant will be, a “qualified institutional buyer” as defined in Rule 144(A) under the Securities Act of 1933, as amended (the “Securities Act”) having such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Warrant and any Warrant Shares issued upon the exercise of the Warrant.

2.           The Transferee understands that the Warrant is a “restricted security” under the Securities Act and that the Warrant has not been and will not be registered under the Securities Act or any applicable state securities laws and, consequently, the Transferee may have to bear the risk of owning such securities for an indefinite period of time because such securities may not be transferred except as described under Section 3.7 and Section 6.9 of the Agreement.

3.           The Transferee is acquiring the Warrant for its own account and not with a view toward the public sale or distribution thereof in violation of the Securities Act and has no intention of publicly selling or distributing the Warrant or any arrangement or understanding with any other persons regarding the sale or distribution of such securities except, in each case, in accordance with the provisions of Article 6 of the Agreement or otherwise as would not result in violation of the Securities Act.  The Transferee will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of the Warrant except in accordance with the provisions of Article 6 of the Agreement or otherwise in accordance with the Securities Act.  The Transferee currently intends to sell the Warrant to a single qualified institutional buyer in accordance with an exemption from the registration requirements of the Securities Act.

Subject to the foregoing, the Company agrees that this Transfer satisfies the criteria set forth in Sections 3.7 and 6.9 of the Agreement as of the date set forth above.  Capitalized terms used herein that are not otherwise defined shall have the meaning ascribed thereto in the Agreement.

Amarin Corporation plc		TRANSFEREE. Cantor Fitzgerald & Co.

By:	________________________________	By:	_________________________
Name:		Name:
Title:		Title: